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BANKRUPTCY, STATE, AND MEXICAN
LAW EQUIVALENTS




                                                Proposed Final Version



                          Corporacion Durango
                   Term Sheet for Debt Restructuring

     The terms discussed in this proposed term sheet (this Term
Sheet) are part of a potential comprehensive compromise,each element of which is consideration of the other elements and an integral aspect
f a proposed restructuring (the Restructuring)of indebtedness of Corporacion Durango, S.A. de C.V. (the Company). Except as provided in the Plan Support Agreement to which this Term Sheet is attached as Exhibit A, this Term Sheet does not constitute an offer or a legally binding obligation of the Company or the Ad Hoc Noteholders Committee
or any other party in interest.   This Term Sheet is proffered in the
nature of a settlement proposal in furtherance of settlement discussions and is entitled to protection from any use or disclosure to any party of evidence, including all bankruptcy, state,and Mexican law equivalents. Capitalized terms not defined herein shall have the meanings set forth on Schedule I.


I.   Overview         Generally, as part of the Restructuring, all of
                      the terms and conditions contained in the Secured
                      Debt shall continue in their present form, except that payments on Secured Debt at specific corporate entities shall be limited to the cash flow of such entities as further described below.

                      Senior Unsecured Debt is presently guaranteed by the Note Guarantor Group and will retain such guarantees and be restructured into Tranches A, B and C as described below. Unsecured Debt which is presently unguaranteed will be restructured into Tranche D as described below.All Senior Unsecured Debt shall be restructured for the full amount of existing principal, and interest through the PDI Cutoff Date. Structurally Subordinate Unsecured Debt shall be restructured for the full amount of the allowed principal and interest claim outstanding as of the Closing Date. Cash debt service relief shall be provided in the form of deferred amortization to maturity and the creation of four tranches of new notes (collectively, the New Notes) to be issued by the Company as follows:
                      (a) an amortizing tranche having a cash pay floating interest rate (Tranche A consisting of the A Notes),(b) a bullet-maturity tranche having a cash pay fixed interest rate (Tranche B consisting of the B Notes), (c) a bullet-maturity tranche having a zero percent cash pay interest rate, but carrying a contingent fixed interest rate, compounded from inception,payable upon certain events further described below (Tranche C consisting of the C Notes),and (d) a bullet-maturity tranche having a fixed pay in kind interest rate to be greed,compounded from inception,payable at maturity (Tranche D consisting of the D Notes). Under certain circumstances, excess cash from operations,asset sales,and other sources at the Note Guarantor Group shall be applied in certain amounts to reduce amounts due under Tranches A, B, and C.
                      In certain cases,similar excess cash at the Company will be applied undercertain circumstances to reduce amounts due under all Tranches.

                      The New Notes shall be issued by the Company.The A Notes,the B Notes and the C Notes shall be jointly and severally guaranteed by each company in the Note Guarantor Group. The A Note and B Note guaranties shall be pari passu,the C Note guaranty shall be subordinate to the A Note and B Note guaranties.
                      The D Notes shall not be guaranteed.

                      The A Notes and the B Notes shall be secured ratably by the fixed assets of the Company and the Note Guarantor Group.

                      In addition to the issuance of the New Notes,the Company shall (a) fund a Tender Offer for outstanding debt with funds derived from cash on hand, and (b) issue equity to holders of the senior Unsecured Debt and the Structurally Subordinate Unsecured Debt as further described below.

                      The conditions precedent to the Restructuring are set forth below. Upon satisfaction of the conditions precedent, the Restructuring shall be effected pursuant to the Exchange Offer. If the Exchange
                      Offer does not result in the restructuring of at least 97% of the Unsecured Debt, but the Company obtains acceptances from holders of the Senior Unsecured Debt constituting a majority in number and 2/3 in amount,the Company shall commence a bankruptcy proceeding under chapter 11 (the Chapter 11 Case) of the United States Bankruptcy Code (the Bankruptcy
                      Code), before a United States Bankruptcy Court of appropriate venue under Section 1408 of title 28 of the United States Code that is acceptable to counsel for Corporacion Durango and counsel for the Senior Unsecured Creditors (the Bankruptcy Court).
                      The action of an Unsecured Creditor in electing to participate in the Exchange Offer shall be deemed to constitute an acceptance of a chapter
                      11 plan of reorganization providing for like treatment (the Chapter 11 Plan) in accordance with Section 1126(b) of the Bankruptcy Code.
II.  Tranche A

Issuer:               Company

Guarantors:           Each member of the Note Guarantor Group shall
                      deliver a joint and several guaranty of the A
                      Notes which shall provide for payment of all amounts when due directly to the Paying Agent without any demand being made by the holders.

Paying Agent:         The Note Guarantor Group shall name a Paying
                      Agent which shall be an institution satisfactory to the Senior Unsecured Creditors and the Company and which shall not be an affiliate of the Company. Payments on the A Notes shall be made from the Note Guarantor Group to the Paying
                      Agent. The Note Guarantor Group shall determine among themselves the relative allocation of such payments from time to time.

Security:             All current and future fixed assets of the
                      Company and the Note Guarantor Group shall be subject to a Mexican mortgage for the ratable benefit of the A Notes and the B Notes. Sale procedures to be discussed, including third party sale at fair market value.

Principal Amount:     An amount for each holder determined in
                      accordance with the Tender and Allocation Rules
                      (set forth on Schedule III).
                      The aggregate principal amount of Tranche A shall not be less than the Tranche A Minimum
                      Amount or more than the Tranche A Maximum
                      Amount.

                      The aggregate principal amount of Tranche A plus Tranche B shall equal .7699 multiplied by the principal amount of Senior Unsecured Debt after giving effect to the Tender Offer.

Interest:             LIBOR plus 3.00% per annum, payable quarterly
                      (provided that such interest shall begin to accrue on January 1, 2004, with all amounts accrued prior to the Closing Date payable on the Closing Date).


Maturity Date:        December 31, 2010.

Amortization:         Quarterly amortizations based on the following
                      grid:

                         Year     Percentage of
                        Ending    original principal
                       December   amount of A Notes
                          31      amortized
                         2004             0.0%
                         2005             5.0
                         2006             12.5
                         2007             15.0
                         2008             15.0
                         2009             25.0
                         2010             27.5
                         Total           100.0%

Mandatory             As more fully set forth in Section VI below, the
Prepayment:           Tranche A Portion of Mandatory Prepayments shall
                      be applied first to repay principal amounts of Tranche A until such Tranche is paid in full and then shall be applied to Tranche C-A. Mandatory
                      Prepayments applied to the A Notes shall be applied to individual A holders in accordance with the Mandatory Prepayment Rule set forth in
                      Section VI.

Optional Redemption:  No optional redemption available until December
                      31, 2005. Thereafter available without premium or penalty (provided that if made other than on the last day on an interest period Issuer shall pay any LIBOR breakage costs in respect thereof), subject to (a) three business days advance notice and (b) equal and ratable redemption of Tranche B Notes.


Affirmative           See Schedule IV
Covenants:


Negative Covenants:   See Schedule IV


Financial Covenants:  See Schedule IV


Representations and   Shall be drafted in a manner usual and customary
Warranties:           for a private bank deal, as to:  financial
                      statements (including pro forma financial statements); absence of undisclosed liabilities;
                      no material adverse change; corporate existence;
                      compliance with law; corporate power and authority; enforceability of credit documentation; no conflict with law, material contractual obligations or organizational documents; no material litigation; ownership of property free and clear of liens, other than permitted liens; intellectual property; taxes;
                      margin stock regulations; Investment Company
                      Act; subsidiaries; environmental matters; labor matters; accuracy of disclosure; creation and perfection of security interests; and any other representation and warranty reasonably requested by the Senior Unsecured Creditors.


Events of Default:    Shall be drafted in a manner usual and customary
                      for a private bank deal, including nonpayment of principal when due (no grace period); nonpayment of interest, fees or other amounts (30 day grace period); material inaccuracy of representations and warranties; violation of covenants (subject to grace periods to be agreed); cross-default
                      (see below); bankruptcy events; material judgments ($15,000,000 threshold); and actual or asserted invalidity of any guarantee, security document, or security interest.

                      The cross-default provision shall include:

		      (a)  payment Event of Default under the B Notes;

		      (b)  any other Event of Default under the B
                      Notes which has not been remedied or waived within 90 days from the date an officer provided (or is required to provide) notice thereof to the trustee; provided that if any waiver of such Event of Default is granted by the holders of the B Notes prior to any remedial action being taken by holders of the A Notes (unless such remedial action is an acceleration which has been rescinded), the cross-default in respect thereof shall be automatically waived; and

                      (c)  acceleration of any indebtedness of the
                      Company or the Note Guarantor Group in aggregate outstanding principal amount in excess of $15 million.
                      Acceleration shall occur upon a vote of at least two holders of A Notes which hold in the aggregate at least 51% in principal amount of the A Notes outstanding (or automatically upon a bankruptcy Event of Default).


Equal and Ratable     If at any time after the Closing Date the
Enhancement:          holders of the B Notes receive, in exchange for
                      waivers or amendments granted with respect to the B Notes, any (a) additional liens securing the B Notes, (b) additional guarantees of the B
                      Notes or (c) fees, then, in any such case, the holders of the A Notes shall be entitled to receive the same, on an equal and ratable basis, based on then outstanding principal amounts.

Administrative        Banamex or any other Mexican bank, Mexican
Agent:                subsidiary of a non-Mexican bank,  or any other
                      financial institution with authority to operate as a bank in Mexico, acceptable to the Company and the Steering Group, Banamex, Bank of America and JP Morgan Chase.

Subtranches:          None
Liquidity:            Transfer restrictions similar to a private bank

                     transaction.

III. Tranche B

Issuer:               Company
Guarantors:           Each member of the Note Guarantor Group shall
                      deliver a joint and several guaranty of the B
                      Notes which shall provide for payment of all amounts when due directly to the Paying Agent without any demand being made by the holders.

Paying Agent:         The Note Guarantor Group shall name a Paying
                      Agent which shall be an institution satisfactory to the Senior Unsecured Creditors and the Company and which shall not be an affiliate of the Company. Payments on the B Notes shall be made by the Note Guarantor Group directly to the paying agent. The Note Guarantor Group shall determine among themselves the relative allocation of such payments from time to time.

Security:             All current and future fixed assets of the
                      Company and the Note Guarantor Group shall be subject to a Mexican mortgage for the ratable benefit of the A Notes and the B Notes. Sale procedures to be discussed, including third party sale at fair market value.

Principal Amount:     An amount for each holder determined in
                      accordance with the Tender and Allocation Rules
                      (set forth on Schedule III).
                      The Tender and Allocation Rules provide that the principal amount of Tranche B shall be determined after the Tender Offer, and shall be an amount equal to (a) .7699 multiplied by the principal amount of Senior Unsecured Debt after giving effect to the Tender Offer minus (b) the principal amount of Tranche A.

Interest:             Fixed interest rate, payable quarterly in
                      accordance with the following grid (provided that such interest shall begin to accrue on January 1, 2004, with all amounts accrued prior to the Closing Date payable on the Closing
                      Date):

                        Year
                       Ending   Per Annum
                      December  Rate
                         31
                        2004       7.75%
                        2005       8.75%
                        2006       9.75%
                        2007       9.75%
                        2008       9.75%
                        2009       9.75%
                        2010       9.75%


Maturity Date:        December 31, 2010.


Amortization:         Bullet maturity.


Mandatory             As more fully set forth in Section VI below, the
Prepayment:           Tranche B Portion of Mandatory Prepayments shall
                      be applied first to repay principal amounts of Tranche C-B until such Tranche is paid in full
                      (in cash or by discount realization) and then shall be applied to Tranche B. Such payments to Tranche B shall be subject to call protection at 104% of principal amount for calendar year 2006, declining 1% per annum thereafter to par.


Optional Redemption:  No optional redemption available until December
                      31, 2005. Thereafter, redemption available subject to (a) call protection at 104% of principal amount for calendar year 2006, declining 1% per annum thereafter to par and (b) equal and ratable redemption of A Notes.

Affirmative           See Schedule IV
Covenants:

Negative Covenants:   See Schedule IV


Financial Covenants:  None.

Representations and   Shall be drafted in a manner usual and customary
Warranties:           for a public bond deal.


Events of Default:    The following, which shall be drafted in a
                      manner usual and customary for a public bond deal: nonpayment of principal when due (no grace period); nonpayment of interest, fees or other amounts (30 day grace period); material inaccuracy of representations and warranties;
                      violation of covenants (subject to grace periods to be agreed); cross-default (see below);
                      bankruptcy events; material judgments
                      ($15,000,000 threshold); and actual or asserted invalidity of any guarantee, security document, or security interest.

                      The cross-default provision shall include:

                      (a)  payment Event of Default under the A Notes;

                      (b)  any other Event of Default under the A
                      Notes which has not been remedied or waived within 90 days from the date an officer provided (or is required to provide) notice thereof to the trustee provided that if any waiver of such Event of Default is granted by the holders of the A Notes prior to any remedial action being taken by holders of the B Notes (unless such remedial action is an acceleration which has been rescinded), the cross-default in respect thereof shall be automatically waived; and

                      (c)  acceleration of any indebtedness of the
                      Company or the Note Guarantor Group in aggregate outstanding principal amount in excess of $15 million

                      Acceleration shall occur upon a vote of 25% in principal amount of the B Notes outstanding (or automatically upon a bankruptcy Event of Default), which may be rescinded within 60 days by a vote of the holders of 51% in principal amount of the B Notes outstanding if the triggering Event of Default has been cured or waived.

Equal and Ratable     In the event that, at any time after closing,
Enhancement:          the holders of the A Notes receive in exchange
                      for waivers or amendments granted with respect to the A Notes any (a) additional liens securing the A Notes, (b) additional guarantees of the A
                      Notes or (c) fees, then, in any such case, the holders of the B Notes shall be entitled to receive the same, on an equal and ratable basis, based on then outstanding principal amounts.

Trustee: Wells Fargo, or any other trustee acceptable to the Company and the Steering Group.

Subtranches:          None

Liquidity:            If the Exchange Offer is successful, the same
                      transfer restrictions, if any, as existed immediately prior to the Restructuring. If a Chapter 11 Plan is confirmed the B Notes shall have the benefit of Section 1145 of the Bankruptcy Code.


IV.  Tranche C

Issuer:               Company

Subtranches:          In accordance with the Tender and Allocation
                      Rules, Tranche C shall be divided into Tranche C-
                      A, which shall be issued to holders of A Notes, and Tranche C-B, which shall be issued to holders of B Notes. Tranche C-A Notes and
                      Tranche C-B Notes shall vote separately.

Guarantors:           Each member of the Note Guarantor Group shall
                      deliver a joint and several guaranty of the C
                      Notes which shall provide for payment of all amounts when date due directly to the Paying
                      Agent without any demand being made by the holders. Such guarantees shall be subordinated to the guarantees provided to the A Notes and B
                      Notes and any refinancings or replacements thereof upon terms determined by the Senior
                      Unsecured Creditors and reasonably acceptable to the Company.

Paying Agent:         The Note Guarantor Group shall name a Paying
                      Agent which shall be an institution satisfactory to the Senior Unsecured Creditors and the Company and which shall not be an affiliate of the Company. Payments on the C Notes shall be made by the Note Guarantor Group to the Paying
                      Agent. The Note Guarantor Group shall determine among themselves the relative allocation of such payments from time to time.

Security:             None

Principal Amount:     An amount for each holder determined in
                      accordance with the Tender and Allocation Rules
                      (set forth on Schedule III).

                      The aggregate principal amount of Tranche C shall equal the sum of (a) .2301 multiplied by the principal amount of Senior Unsecured Debt after giving effect to the Tender Offer, plus
                      (b) the amount of interest accrued and unpaid on the Senior Unsecured Debt as of the PDI Cutoff Date.

Interest:             None, provided that an 8% per annum interest
                      rate, compounded annually shall apply
                      retroactive to the Closing Date, and be
                      immediately payable, upon:

                      (a) a payment default under the C Notes;
                      or

                      (b) a voluntary filing by the Company or any member of the Note Guarantor Group under U.S., Mexican (including a concurso mercantil proceeding), or other bankruptcy, insolvency, or similar law prior to the repayment in full of the C Notes; or

                      (c) an involuntary filing against the
                      Company or any member of the Note Guarantor
                      Group under U.S. bankruptcy law that is not dismissed within 60 days.

                      (d) the declaration of concurso mercantil by a Mexican court of competent jurisdiction against the Company or any member of the Note Guarantor Group as the result of an involuntary filing in Mexico.

Maturity Date:        December 31, 2012.

Amortization:         Bullet maturity.

Mandatory             As more fully described in Section VI, Mandatory
Redemption/ Change    Prepayments shall be applied to Tranche C, and
of Control:           shall be applied to the subtranches of Tranche C
                      as follows:   The Tranche A Portion of Mandatory
                      Prepayments shall be applied first to the A
                      Notes until such Notes are paid in full and then shall be applied to the Tranche C-A Notes. The
                      Tranche B Portion of Mandatory Prepayments shall be applied first to the Tranche C-B Notes until such Notes are paid in full (in cash or by discount realization) and then shall be applied to the Tranche B Notes.

                      Change of Control. In addition, if a Change of Control shall occur with respect to the Company or any Note Guarantor, the C Notes shall be redeemed at par (subject to the redemption discount described below).

                      Other Mandatory Redemption. As more fully set forth in Section VI below, the Company shall, under certain circumstances, redeem C Notes with certain proceeds from the sale of non-guarantor subsidiary stock and/or assets.

Optional Redemption:  Available without premium or penalty.  C-A Notes and C-B Notes to be treated pro rata without regard to subtranche.

Redemption Discount:  The Company shall be entitled to a  redemption
                      discount on the C Notes.   The redemption
                      discount shall be applied to each subtranche of C Notes individually as further described below.

                      Tranche C-A. The redemption discount shall accrue (at the Discount Percentage in effect at the time of such payment as set forth in the table below) on each payment (other than payments from the proceeds of sales of pledged assets or insurance thereon) to the A Notes and C-A Notes pursuant to the Mandatory Prepayment Rule; provided that such discount shall not accrue on such payments to the extent they exceed in the aggregate 50% of the initial aggregate principal amount of the C-A Notes.
                      The redemption discount shall also accrue (at the Discount Percentage in effect at the time of such payment as set forth in the table below) on each other required payment and each optional prepayment of C-A Notes, in each case, at the Discount Percentage in effect at the time of such payment as set forth in the table below. The amount of the accrued discount with respect to any payment shall be calculated by multiplying the amount of such payment by the Earned Discount Factor for the period in which such payment was made (as set forth in the table below).

                      Such accrued discount shall be applied to reduce the outstanding principal amount of C-A Notes on the date that (a) the sum of (i) the accrued discount which would apply to the C-A Notes (determined in accordance with the immediately preceding paragraph) plus (ii) the aggregate amount of principal payments to C-A Notes plus
                      (iii) payments made to the A Notes in accordance with the Mandatory Prepayment Rule shall equal
                      (b) the initial principal amount of the C-A
                      Notes.

                      Tranche C-B. The redemption discount shall accrue (at the Discount Percentage in effect at the time of such payment as set forth in the table below) on each payment (other than payments from the proceeds of sales of pledged assets or insurance thereon) to the C-B Notes pursuant to the Mandatory Prepayment Rule. The redemption discount shall also accrue (at the Discount Percentage in effect at the time of such payment as set forth in the table below) on each other required payment and each optional prepayment of C-B Notes, in each case, at the Discount Percentage in effect at the time of such payment as set forth in the table below. The amount of the accrued discount with respect to any payment shall be calculated by multiplying the amount of such payment by the Earned Discount Factor for the period in which such payment was made (as set forth in the table below).

                      Such accrued discount shall be applied to reduce the outstanding principal amount of C-B Notes on the date that (a) the sum of (i) the accrued discount which would apply to the C-B Notes (determined in accordance with the immediately preceding paragraph) plus (ii) payments made to the C-B Notes in accordance with the Mandatory Prepayment Rule plus (iii) the aggregate amount of other principal payments to C-B Notes shall equal (b) the initial principal amount of the C-B Notes.





                       Time Period      Discount       Earned
                                       Percentage     Discount
                                                       Factor


                      Calendar Years     50.0%         1.0000
                      2004-2010
                      January 2011       49.2%         0.9672
                      February 2011      48.3%         0.9355
                      March 2011         47.5%         0.9048
                      April 2011         46.7%         0.8750
                      May 2011           45.8%         0.8462
                      June 2011          45.0%         0.8182
                      July 2011          44.2%         0.7910
                      August 2011        43.3%         0.7647
                      September 2011     42.5%         0.7391
                      October 2011       41.7%         0.7143
                      November 2011      40.8%         0.6901
                      December 2011      40.0%         0.6667
                      January 2012       36.7%         0.5789
                      February 2012      33.3%         0.5000
                      March 2012         30.0%         0.4286
                      April 2012         26.7%         0.3636
                      May 2012           23.3%         0.3043
                      June 2012          20.0%         0.2500
                      July 2012          16.7%         0.2000
                      August 2012        13.3%         0.1538
                      September 2012     10.0%         0.1111
                      October 2012        6.7%         0.0714
                      November 2012       3.3%         0.0345
                      December 2012       0.0%         0.0000

                      The realization of the discount on Tranche C-A and Tranche C-B is independent of whether any amounts under Tranche A and Tranche B remain outstanding.


Affirmative           See Schedule IV
Covenants:

Negative Covenants:   See Schedule IV

Financial Covenants:  None

Events of Default:    The following, which shall be drafted in a
                      manner usual and customary for a public bond deal:

                      (a) payment default under the C Notes with the following grace periods: nonpayment of principal (no grace period), nonpayment of interest, fees, and other amounts (30 day grace period);

                      (b)  breach of covenant under the C Notes
                           (subject to grace periods to be agreed);

                      (c) a voluntary filing by the Company or any member of the Note Guarantor Group under U.S.,Mexican (including a concurso mercantil proceeding), or other bankruptcy, insolvency, orsimilar law prior to the repayment in full of the C Notes;

                      (d) an involuntary filing against the Company or any member of the Note Guarantor Group under U.S. bankruptcy law that is not dismissed within 60 days; and

                      (e) the declaration of concurso mercantil by a Mexican court of competent jurisdiction against the Company or any member of the Note Guarantor Group as the result of an involuntary filing in Mexico.

                        Acceleration of a subtranche shall occur upon a vote of 25% in principal amount of such subtranche (or automatically upon a bankruptcy Event of Default), which may be rescinded within 60 days by a vote of the holders of 51% in principal amount of such subtranche outstanding if the triggering Event of Default has been cured or waived.

Liquidity:              If the Exchange Offer is successful, the same
                        transfer restrictions, if any, as existed immediately prior to the Restructuring. If a Chapter 11 Plan is confirmed, the C Notes shall have the benefit of Section 1145 of the Bankruptcy Code.


V.   Tranche D


Issuer:               Company

Guarantors:           None

Security:             None

Principal Amount:     The aggregate principal amount of Tranche D
                      shall equal the aggregate amount of principal plus accrued and unpaid interest on the Structurally Subordinate Unsecured Debt outstanding on the Closing Date.

Interest:             A per annum interest rate to be agreed among the
                      Company, the Steering Group, Banamex, Bank of
                      America and JP Morgan Chase, or, in the event of the commencement of the Chapter 11 Case, such other interest rate as the Bankruptcy Court shall require to achieve confirmation of the Chapter 11 Plan. Interest shall be compounded annually from inception and shall apply and be payable upon the maturity of the Tranche D Notes
                      (whether by acceleration or otherwise).

Maturity Date:        December 31, 2013.

Amortization:         Bullet maturity

Mandatory             As more fully set forth in Section VI, the D
Redemption:           Notes shall be redeemed pro-rata with the A
                      Notes, B Notes and C Notes under certain circumstances with funds derived from outside the Note Guarantor Group. In addition, as more fully set forth in Section VI, the Company may, at its discretion, utilize certain proceeds from sales of non-guarantor subsidiary stock and assets to repurchase D Notes.

Optional Redemption:  No optional redemption allowed until the A
                      Notes, B Notes and C Notes are repaid in full, except that Company may redeem D Notes with the funds which Section VI permits it to use for D Note purchases.

Redemption Discount:  None

Affirmative           See Schedule IV (Same as C Note covenants)
Covenants:
Negative Covenants:   See Schedule IV (Same as C Note covenants)

Financial Covenants:  None

Events of Default:    The following, which shall be drafted in a
                      manner usual and customary for a public bond deal:

                      (a) payment default under the D Notes with the following grace periods: nonpayment of principal (no grace period), nonpayment of interest, fees, and other amounts (30 day grace period);

                      (b)  breach of covenant under the D Notes
                      (subject to grace periods to be agreed);

                      (c) a voluntary filing by the Company or any member of the Note Guarantor Group under U.S., Mexican (including a concurso mercantil proceeding), or other bankruptcy, insolvency, or similar law prior to the repayment in full of the D Notes; and

                      (d) an involuntary filing against the Company or any member of the Note Guarantor Group under U.S. bankruptcy law that is not dismissed within 60 days;

                      (e) the declaration of concurso mercantil by a Mexican court of competent jurisdiction against the Company or any member of the Note Guarantor Group as the result of an involuntary filing in Mexico.

                      Acceleration of the D Notes shall occur upon by a vote of 25% in principal amount of the D Notes outstanding (or automatically upon a bankruptcy default), which may be rescinded within 60 days by a vote of the holders of 51% in principal amount of the D Notes then outstanding, if the triggering Event of Default has been cured or waived.

Liquidity:            If the Exchange Offer is successful, the same
                      transfer restrictions, if any, as existed immediately prior to the Restructuring. If a Chapter 11 Plan is confirmed, the D Notes shall have the benefit of Section 1145 of the Bankruptcy Code.


VI.  Treatment of
   Asset Sales,
   Insurance Proceeds,
   Excess Cash, Equity
   Issuances and the
   Mandatory Prepayment
   Rule


Asset Sales:          On the Closing Date, all fixed assets of the
                      Company and the Note Guarantor Group shall be subject to a Mexican mortgage securing the A
                      Notes and the B Notes.

                      Treatment of the Proceeds of Stock or Certain Assets of Ponderosa Industrial de Mexico, S.A. de C.V. (Ponderosa). If the Company shall sell the stock or the assets of Ponderosa constituting that property, plant, and equipment located in Chihuahua, Mexico (the Wood Products Division), the proceeds from such sale shall be paid over to the Collateral Agent for the benefit of the holders of the A Notes and B Notes. Prior to January 1, 2006, the Collateral Agent shall, at the direction of the Company, release proceeds of the sale of the Wood Products Division to the Paying Agent to make scheduled principal and interest payments on the A Notes and B Notes. On January 1, 2006, the net proceeds from the sale of the Wood Products Division that remain on deposit with the Collateral Agent shall be distributed to the holders of the A Notes, B Notes and C Notes in accordance with the Mandatory Prepayment Rule.

                      Additionally, if the Company and Ponderosa s secured bank creditor elect to do so, the net cash proceeds from the sale of the Wood Products Division which would otherwise have gone to repay the secured bank creditor of Ponderosa, or a portion thereof (the Wood Products Loan Proceeds), may be retained and such secured loan may continue as an unsecured loan provided that all of the Wood Products Loan Proceeds are transferred to the Collateral Agent on the Closing Date (or, if after the Closing Date, on the date on which such proceeds are received by the Company). The Collateral Agent will release such proceeds at the Company s request to make payments to such bank creditor so long as the aggregate amount of such payments does not exceed the amount of Wood Products Loan Proceeds originally transferred to the Collateral Agent. Any Wood Products Loan Proceeds remaining on deposit with the Collateral Agent on January 1, 2006 will be applied in accordance with the Mandatory Prepayment Rule. The Note Guarantor Group will not guarantee such indebtedness, but such debt may be serviced with cash flows from the Note Guarantor Group once there are no Wood Products Loan Proceeds available for such purpose on deposit with the Collateral Agent.

                      Asset Sales at Note Guarantor Group. From time to time, the Company may direct the Collateral Agent to release its liens on certain assets in order to permit a member of the Note Guarantor Group to consummate a sale of mortgaged assets. The Collateral Agent shall receive all net proceeds of each such sale and, to the extent not re-invested in replacement assets of the Note Guarantor Group on terms to be agreed, distribute (a) an amount equal to 85% of the net proceeds of such asset sales to the holders of the A Notes, B Notes and C Notes in accordance with the Mandatory Prepayment Rule, and (b) an amount equal to 15% of the net proceeds of such asset sales to the relevant member of the Note Guarantor Group. Insurance proceeds shall be treated in a similar manner.

                      Sales of Subsidiary Stock (other than Shares of members of the Note Guarantor Group) by Company. All net cash proceeds of any sale of the stock of a non-Guarantor subsidiary (or the sale of all or substantially all of the assets of a non-Guarantor subsidiary) shall be divided pro rata (based on outstanding principal amounts at the time of receipt of net proceeds) between (i) the A, B and C Notes and (ii) the D Notes. Any such proceeds allocated to the A, B, and C Notes shall be delivered to and held by the Collateral Agent and released at the direction of the Company in accordance with the next three paragraphs. Any of such proceeds allocated to the D Notes shall be held by the Company and may be used to redeem and repurchase D Notes.

                      The first $10 million of net cash proceeds allocated in accordance with the preceding paragraph to the A, B, and C Notes may be used by the Company for open market purchases of, or tender offers for, any combination of A, B and C Notes, provided that (x) if any such proceeds are used for open market purchases of A Notes, a pro rata amount will be used within 30 calendar days for open market purchases of B Notes, and vice versa, and, provided, further, that (I) if the purchase price for any such purchase of A Notes is above 50 cents per dollar of principal amount of A Notes, then the Company must offer to each other holder of A Notes to purchase a ratable amount of A Notes held by such holder at such same purchase price and (II) if the purchase price for any such purchase of B Notes is above 50 cents per dollar of principal amount of B Notes, then the Company must offer to each holder of A Notes to purchase a ratable amount of A Notes held by such holder at such same purchase price, (y) if any such proceeds are used for tender offers for A Notes, a pro rata amount will be used for tender offers for B Notes, and vice versa, and (z) if any such proceeds are used for purchases of (or tenders for) C-A Notes, a pro rata amount will be used for purchases of (within 30 calendar days) or tenders for C-B Notes, and vice versa. Amounts unused in any tender offer for one series of A, B, C-A or C-B Notes may be used to fund oversubscriptions in tender offers for another series of A, B, C-A or C-B Notes.

                      Net cash proceeds in excess of $10,000,000 allocated to the A, B and C Notes shall be used by the Company to fund tender offers for any combination of A, B and C Notes, provided that
                      (x) if any such proceeds are used for tender offers for A Notes, a pro rata amount will be offered to the B Notes, and vice versa, (y) if any such proceeds are used for tender offers for C-A Notes, a pro rata amount will be used for tender offers for C-B Notes, and vice versa, and
                      (z) amounts unused in any tender offer for one series of A, B, C-A or C-B Notes may be used to fund oversubscriptions in tender offers for another series of A, B, C-A or C-B Notes. If any such proceeds remain unused one year after the receipt by the Company thereof, such remaining proceeds shall be applied in accordance with the Mandatory Prepayment Rule and such redemptions will count towards the redemption discount on C Notes (up to the aggregate cap thereon).

                      Tender offers made pursuant to either of the two immediately preceding paragraphs shall permit the tendering party to specify whatever purchase price it wishes and the offering party may accept tenders which result in the greatest retirement of Debt.

                      In addition, the Company at any time may elect to apply any net cash proceeds allocated to the A, B and C Notes from any such sale (whether or not in excess or $10,000,000 and whether or not 1 year has elapsed from the receipt thereof) in accordance with the Mandatory Prepayment Rule and such redemptions will count towards the redemption discount on Tranche C (up to the aggregate cap thereon).

                      Sales of Shares of Note Guarantor Group. Not permitted, other than shares of Ponderosa as provided for above.

                      Sales of Company Assets. 85% of net proceeds from sales of assets of the Company (and related insurance proceeds) shall be used to redeem A Notes, B Notes and C Notes (per the Mandatory Prepayment Rule) and D Notes, pro rata, and 15% may remain with the Company.

Excess Cash Balance   Starting in 2006, the Company shall make
Sweep:                payments in an amount equal to 100% of the
                      Excess Cash Balance Sweep in accordance with the Mandatory Prepayment Rule.

Equity Issuances:     Equity Issuances at the Note Guarantor Group.
                      Members of the Note Guarantor Group may issue equity at fair market value, provided that (a) an amount equal to 85% of the net proceeds of any such issuances shall be applied to repay the A Notes, B Notes and C Notes in accordance with the Mandatory Prepayment Rule, and (b) an amount equal to 15% of the net proceeds of such equity issuance shall be distributed to the relevant member of the Note Guarantor Group.

                      Equity Issuances at the Company. The Company may issue equity at fair market value, provided that (a) an amount equal to 85% of the net proceeds of such equity issuances shall be paid to the holders of the A Notes, B Notes, C Notes and D Notes pro-rata, and (b) an amount equal to 15% of the net proceeds of such equity issuances may remain with the Company. Such payments to the A Notes, B Notes and C Notes shall be distributed to such Notes pursuant to the Mandatory Prepayment Rule.

Mandatory Prepayment  The relative allocation of Mandatory Prepayments
Rule: to holders of the A, B and C Notes shall be made in accordance with the following rules:

                      (a) Tranche A Portion of Mandatory Prepayments. The Tranche A Portion of Mandatory Prepayments shall be allocated to the payment of (i) A Notes until all A Notes are paid in full, and then
                      (ii) C-A Notes until all C-A Notes are paid in full. Payments to individual holders of A Notes shall be based on such holder s pro-rata principal amount of the C-A Notes received on the Closing Date (whether or not such C-A Notes are still held by such holder of A Notes).

                      (b) Tranche B Portion of Mandatory Prepayments. The Tranche B Portion of Mandatory Prepayments shall be allocated to the payment of (i) C-B Notes until all Tranche C-B Notes are paid in full, and then (ii) B Notes until all Tranche B Notes are paid in full.

                      If the recipients of either the Tranche A
                      Portion of Mandatory Prepayments or the Tranche B Portion of the Mandatory Prepayments, as the case may be, have been repaid in full pursuant to clause (a) or clause (b) above and any A Notes, B Notes or C Notes remain outstanding, then 100% of Mandatory Prepayments shall be applied to such other outstanding A Notes, B Notes, and C Notes in the manner set forth above for such A Notes, B Notes, and C Notes.


VII. Conditions       The consummation of the Restructuring shall be
     Precedent to     conditioned upon, without limitation, the
     Restructuring    following:

                      Restructuring Documentation. The financing documentation, guaranty and security documentation, exchange offer and tender offer documentation and all other related documentation shall be in a form satisfactory to the Company and its advisors and the Senior Unsecured Creditors executing the Plan Support Agreement and their advisors.

                      Secured Debt. All documentation related to the Secured Debt shall continue in its present form, and the Company shall represent that the terms of such debt are not in any way inconsistent with the terms of the New Notes.

                      Intercompany Loans. All existing intercompany loans shall be subordinated to the New Notes and all intercompany loans held by the Company and the Note Guarantor Group shall be pledged as collateral for the A Notes and the B Notes. Voting proxies (or endorsements, or such other documentation as shall be acceptable to the Senior Unsecured Creditors and their counsel) for all existing intercompany loans shall be delivered to the Collateral Agent so that such loans may be voted by the holders of the A Notes and B Notes in a bankruptcy or concurso mercantil proceeding in a manner reasonably satisfactory to the Senior Unsecured Creditors and their advisors.

                      Mexican Collateral. All fixed assets of the Company and the Note Guarantor Group shall be pledged to the Collateral Agent for the benefit of the holders of the A Notes and the B Notes in a manner reasonably satisfactory to the Senior Unsecured Creditors and their advisors.

                      Grant of Equity. The Company shall issue 17% (or a lesser amount based on the successful disposition of certain disputed unsecured claims, but in no event less than 15.6%) of the common equity of the Company on a fully diluted basis in the form of local shares, or ADRs at the option of the recipients, to be distributed to the holders of the Senior Unsecured Debt (based on the pre-Tender Offer principal and interest claims of Senior Unsecured Debt) and the Structurally Subordinate Unsecured Debt.

                      Restructuring Expenses. The Company shall pay all reasonable and customary expenses of the Steering Group, Banamex, Bank of America, and JP Morgan Chase in connection with the Restructuring, including the reasonable fees and expenses of such parties approved legal and financial advisors.

                      Accrued Interest. Payment on the Closing Date of interest to holders of the A Notes and B
                      Notes assuming interest accrued thereon from January 1, 2004 to the Closing Date.

VIII.Tender Offer     The Company shall fund the Tender Offer with the
     and Exchange     funds of up to $43.5 million to purchase all
     Offer            Senior Unsecured Debt tendered and accepted in
                      accordance with the Tender and Allocation Rules set forth on Schedule III hereto. Consummation of the Tender Offer shall be contingent upon the success of the Exchange Offer.

                      The Tender Offer shall be accompanied by the Exchange Offer. The exchange offer shall be subject to certain conditions, including, without limitation, that at least 97% of the outstanding Unsecured Debt shall have accepted the Exchange Offer.

IX.  Chapter 11       If the Exchange Offer does not result in the
     Filing           restructuring of at least 97% of the Unsecured
                      Debt, but the Company obtains acceptances from holders of the Senior Unsecured Debt constituting a majority in number and 2/3 in amount, the Company shall commence the Chapter
                      11 Case before the Bankruptcy Court. The action of an Unsecured Creditor in electing to participate in the Exchange Offer shall be deemed to constitute an acceptance of a chapter
                      11 plan of reorganization providing for like treatment in accordance with Section 1126(b) of the Bankruptcy Code.

X.   Plan Support     The Company, each member of the Steering Group,
     Agreements       Banamex, Bank of America and JPMorgan Chase
                      shall have entered into one or more Plan Support
                      Agreements in form and substance satisfactory to all such parties in their reasonable discretion.

XI.  Certain          Collateral Voting Issues.  Foreclosure and other
     Intercreditor    decisions relating to the collateral shall be
     Issues           determined by the holders of 66-2/3% of the
                      aggregate outstanding principal amounts of A
                      Notes and B Notes (on a combined basis) then outstanding.

                      Negative Pledge. The negative pledge with respect to any Tranche may only be amended or waived upon a vote of 75% of the outstanding principal amounts of such Tranche.

                      C Notes.  C Note subtranches shall vote
                      separately.

                      Collateral Agent. The Collateral Agent shall be any Mexican bank, any Mexican subsidiary of a non-Mexican bank, or any other financial institution with authority to operate as a bank in Mexico, acceptable to the Company, the Steering Group, Banamex, Bank of America and JP Morgan Chase.

XII. Retainers        The retainers for the advisors of the Steering
                      Group shall be set at the following levels:
                      financial advisor - $250,000; U.S. legal counsel
                      - $250,000; and Mexican legal counsel - $75,000.

XIII.Documentation    The Company s legal advisors shall draft tender
                      and solicitation materials.  The Steering
                      Group s legal advisors shall draft the Term
                      Sheet, Plan Support Agreement, financing documentation relating to the B, C, and D Notes, and all intercreditor documentation. The Senior
                      Unsecured Bank Creditors legal advisors shall draft financing documentation relating to the A
                      Notes. Mexican security documentation shall be drafted by the Steering Group s Mexican counsel.



								Schedule I

                              Definitions


   ACD means Administracion Corporativa de Durango, S.A. de C.V.

   Administrator   means Bondholder Communication Group.

    Administrative Agent   means the administrative agent referenced
in Section II of this Term Sheet.

   Change of Control means that (a) the existing control group of shareholders shall cease to control the Company, or (b) the Company shall cease to control any member of the Note Guarantor Group. The particulars of this definition, including the definition of control shall be negotiated during documentation.

   Closing Date means the date upon which all the conditions precedent set forth in Section VII shall have occurred and the New Notes are issued.

   Collateral Agent means the collateral agent referenced in
Section XI of this Term Sheet.

   Creditor  means any Bank Creditor or any Bond Creditor.

   Creditor Post-Tender Claim   means, for each Creditor, the sum of
such Creditor s (a) Post-Tender Interest Claim plus (b) Post-Tender Principal Claim.

   Creditor Pre-Tender Claim   means, for each Creditor, the sum of
such Creditor s (a) Pre-Tender Interest Claim plus (b) Pre-Tender
Principal Claim.

   Excess Cash Balance Sweep means (a) 100% of all cash balances of the Note Guarantor Group in excess of $50 million, swept quarterly for each of the first three quarters of each fiscal year on the date of delivery of financial statements for such fiscal quarter, and (b) 100% of all cash balances of the Note Guarantor Group over $20 million, swept annually on the date of delivery of the audited financial statement for such fiscal year. The initial sweep for 2005 shall be payable upon submission in 2006 of annual audited financial statements to the Mexican Bolsa for fiscal year 2005.

    Exchange Offer means the exchange offer whereby the Unsecured Debt shall be exchanged for the New Notes in accordance with this Term Sheet.

   EYEMEX means Envases y Empaques de Mexico, S.A. de C.V., a wholly-owned subsidiary of the Company.

  Plan Support Agreement means that certain support agreement between the Company and certain of the Creditors executed in connection with this Term Sheet.

   Los Cuatro  means, collectively (a) Compania Papelera de
Atenquique, S.A. de C.V., (b) Ponderosa Industrial de Mexico, S.A. de C.V., (c) Empaques de Carton Titan, S.A. de C.V., and (e) Industrias Centauro, S.A. de C.V.

   Mandatory Prepayment Rule   has the meaning set forth in Section
VI of this Term Sheet.

   Mandatory Prepayments  means mandatory prepayments of the New
Notes as contemplated by Section VI of the Term Sheet.

   Maximum Tender Pric   means 65 cents for each $1 of Pre-Tender
Principal Claims.

   McKinley means Durango McKinley Paper Company, a New Mexico corporation which is a wholly-owned subsidiary of the Company.

   Note Guarantor Group  means, collectively, ACD, EYEMEX, Los
Cuatro and all subsidiaries of ACD, EYEMEX and Los Cuatro.

   Paying Agent  means an institution satisfactory to the Senior
Unsecured Creditors and the Company, which shall not be an affiliate of the Company, and which shall act in the manner contemplated by the Term Sheet.

   PDI Cutoff Date means August 15, 2003, it being understood that interest is calculated at normal (rather than default) rate for such period.

     Post-Tender Interest Claim  means, for each Senior Unsecured
Creditor, the amount of such Senior Unsecured Creditor s Pre-Tender Interest Claim, as adjusted after giving effect to the Step 4 of the Tender Offer and Allocation Rules.

    Post-Tender Principal Claim   means, for each Senior Unsecured
Creditor, the amount of such Senior Unsecured Creditor s Pre-Tender Principal Claim, as adjusted after giving effect to the Step 4 of the Tender Offer and Allocation Rules.

    Pre-Tender Claim   means, for each Senior Unsecured Creditor, the
amount of such Senior Unsecured Creditor s Pre-Tender Principal Claim plus such Creditor s Pre-Tender Interest Claim.

    Pre-Tender Interest Claim  means, for each Senior Unsecured
Creditor, the amount of interest owed to such Senior Unsecured Creditor on the PDI Cutoff Date (it being understood that the interest is calculated at the normal rate rather than the default rate for such period) in respect of Senior Unsecured Bank Debt and Senior Unsecured Bond Debt.

    Pre-Tender Principal Claim  means, for each Senior Unsecured
Creditor, the amount of principal owed to such Senior Unsecured
Creditor on the PDI Cutoff Date in respect of Senior Unsecured Bank Debt and Senior Unsecured Bond Debt.

    Secured Debt means secured debt of the Company and its subsidiaries identified under clause (A) on Schedule II.

    Senior Unsecured Bank Creditor  means a holder of Senior
Unsecured Bank Debt.

    Senior Unsecured Bond Creditor  means a holder of Senior
Unsecured Bond Debt.

    Senior Unsecured Bank Debt means unsecured debt of the Company identified under clause (C) on Schedule II.

    Senior Unsecured Bond Debt means unsecured debt of the Company identified under clause (D) on Schedule II.

    Senior Unsecured Creditor  means a holder of Senior Unsecured
Debt.

    Senior Unsecured Debt means unsecured debt of the Company and its subsidiaries identified under clause (E) on Schedule II.

     Steering Group means the steering group of the ad hoc committee of bondholders of the Company.

    Structurally Subordinate Unsecured Debt   means unsecured debt of
the Company identified under clause (F) on Schedule II.

    Tender and Allocation Rules  means the Tender and Allocation
Rules set forth on Schedule III.

    Tender Consideration means $43,500,000.

    Tender Form means a form approved by the Administrator, Company, the Steering Group, Banamex, Bank of America and JP Morgan Chase, which shall include the following information (a) name of Creditor, (b) the amount of Creditor Pre-Tender Claim to be tendered (including a breakdown of the Creditor Pre-Tender Principal Claim portion and the Creditor Pre-Tender Interest Claim portion), (c) tender price (which shall not be above 65 cents for each $1 of Creditor Pre-Tender Principal Claim tendered), and (d) the name of the debt instrument under which the tendered principal is owed.

    Tender Offer means the tender offer by the Company to purchase Senior Unsecured Indebtedness of the Company in accordance with the Tender and Allocation Rules.

    Term Sheet means the Term Sheet to which this Schedule I is attached, which term shall include this Schedule and all other
Schedules thereto.

    Tranche A Allocation Shortfall means the Tranche A Minimum
Amount minus the sum of amounts allocated to Tranche A pursuant to clauses First, Second and Third in Step 7 of the Tender and Allocation Rules.

    Tranche A Maximum Amount means an amount equal to the Tranche A Minimum Amount plus $50,000,000.

    Tranche A Minimum Amount means $110,900,000.

    Tranche A Portion of Mandatory Prepayments means, at any time, an amount equal to the amount of Mandatory Prepayments to be distributed at such time, multiplied by [__]%.1

    Tranche B Portion of Mandatory Prepayments means, at any time, an amount equal to the Mandatory Prepayments to be distributed at such time less the Tranche A Portion of Mandatory Prepayments to be distributed at such time.

    Tranche A Request Form means a form approved by the Administrator which shall include the following information (a) name of Creditor, and (b) amount of principal which such Creditor requests to allocate to Tranche A.

    Unsecured Bank Debt means unsecured bank debt of the Company and its subsidiaries identified under clause (C) on Schedule II.

     Unsecured Bond Debt means unsecured bond debt of the Company and its subsidiaries identified under clause (D) on Schedule II.

     Unsecured Debt means unsecured debt of the Company and its subsidiaries identified under clause (B) on Schedule II.



                                                           Schedule II
                   Schedule of Existing Indebtedness
                  (Pro Forma as of December 31, 2003)

     A.   Secured Debt

Creditor        Principal   Debtor(s)                       Company
                 Amount                                     Guaranty

Arrendadora B     $9.1mm    Corporacion Durango, S.A de       N/A
of A                        C.V.


Bancomext       $73.5mm2    Grupo Pipsamex, S.A. de C.V.;     Yes
                            Productora Nacional de Papel,
                            S.A. de C.V.; Fabrica Mexicana
                            de Papel, S.A. de C.V.

GE Capital      $8.3mm      Empaques de Carton Titan, S.A.    Yes
Leasing                     de C.V.


Bank of         $18.0mm     Durango International, Inc.;      No
Albuquerque                 Durango McKinley Paper Company


Nafinsa         $0.2mm      Compania Papelara de              No
                            Atenquique, S.A. de C.V.

AKA/Commerz     $11.7mm     Ponderosa Industrial de Mexico,   Yes
Bank                        S.A. de C.V.

Total Secured   $120.8mm
Debt
(principal only)




     B.   Unsecured Debt3/


   Creditor                  Principal Amount

   2003 Notes                $18.2mm

   2006 Notes                $301.7mm

   2008 Notes                $10.4mm

   2009 Notes                $175.0mm

   Banamex                   $80.4mm

   Bank of America (DG)      $17.0mm

   JPMorgan Syndicate        $10.0mm

   California Commerce Bank  $24.2mm

   JPMorgan L/C              $5.0mm

   JPMorgan ECP              $5.0mm

   HG Estate                 $48.1mm 4/

   Total Unsecured Debt      695.0mm
   (principal only)




   C. Senior Unsecured Bank Debt


   Creditor                     Principal Amount

   Banamex                      $80.4mm

   Bank of America (DG)         $17.0mm

   JPMorgan Syndicate           $10.0mm

   California Commerce Bank     $24.2mm

   JPMorgan L/C                 $5.0mm

   Subtotal (principal only)    $136.6mm




     D.   Senior Unsecured Bond Debt

   Creditor                    Principal Amount

   2006 Notes                  $301.7mm
   2008 Notes                  $10.4mm
   2009 Notes                  $175.0mm

   Subtotal (principal only)   $487.1mm




     E.   Senior Unsecured Debt

   Creditor                  Principal Amount

   2006 Notes                $301.7mm
   2008 Notes                $10.4mm
   2009 Notes                $175.0mm

   Banamex                   $80.4mm

   Bank of America (DG)      $17.0mm

   JPMorgan Syndicate        $10.0mm

   California Commerce Bank  $24.2mm

   JPMorgan L/C              $5.0mm

   Total Senior Unsecured    623.7mm
   Debt (principal only)




     F.   Structurally Subordinate Unsecured Debt5

   Creditor                   Principal Amount

   2003 Notes                 $18.2mm
   JP Morgan ECP              $5.0mm
   HG Estate                  $48.1mm6

   Subtotal (principal only)  $71.3mm




                                                          Schedule III

                      Tender and Allocation Rules

     The following steps constitute the Tender and Allocation Rules and shall govern the Tender Offer and the allocation of Creditor Principal Claims and Creditor Interest Claims to Tranche A, Tranche B, and Tranche C. Capitalized terms are used as defined in Schedule I.

Step 1. Determination of Creditor Tender Claim. The Administrator shall determine for each Senior Unsecured Creditor the amount of its Creditor Pre-Tender Claim.

Step 2.   Tender Offer Bid.  Each Senior Unsecured Creditor that so
chooses may participate in the Tender Offer by electing to tender all or a portion of its Creditor Pre-Tender Claim at a price equal to or less than 65 cents per $1 of principal tendered. A Senior Unsecured Creditor may tender all, a portion of, or none of its Creditor Pre-Tender Claim. A Senior Unsecured Creditor may tender different portions of its Creditor Pre-Tender Claim at different tender prices; provided that (i) the total amount tendered by any Senior Unsecured Creditor does not exceed such Creditor s aggregate Creditor Pre-Tender Claim; and (ii) each such portion tendered totals at least $100,000. No $100,000 threshold shall exist with respect to tenders of claims in their entirety. A Senior Unsecured Creditor shall tender each portion of its Creditor Pre-Tender Claim by submitting a duly completed Tender Form to the Administrator for each portion of such Creditors Creditor Pre-Tender Claim to be tendered.

Step 3.   Acceptance of Tender Bids.  The Administrator shall review each Tender Form submitted by each Senior Unsecured Creditor and determine which tender bids shall be accepted. The Administrator shall first accept those Creditor Pre-Tender Claims which are tendered at prices which result in the retiring of the greatest amount of Creditor Pre-Tender Claims for the least amount of Company cash7 and the Administrator shall so accept tenders of Creditor Pre-Tender Claims until it has accepted tenders which require payment by the Company of an amount equal to the Tender Consideration.
If, notwithstanding application of the previous sentence, the Administrator is not able to accept all economically equivalent tenders (because acceptance of all such tenders would require a payment by the Company of an amount in excess of the Tender Consideration), the Administrator shall accept portions of each such tender on a pro-rata basis based on the amount of Creditor Pre-Tender Claim so tendered until it has accepted tenders which require payment by the Company of an amount equal to the Tender Consideration.

If the amount of consideration required to be paid by the Company as a result of accepted tender bids does not exceed the Tender Consideration, then all remaining Senior Unsecured Creditor Pre-Tender Claims (which claims shall be calculated after giving effect to Creditors voluntary participation in the Tender Offer in accordance with the first and second paragraph of this Step 3) shall be deemed to have been tendered at the Maximum Tender Price, and such deemed tender shall be accepted pro-rata until an amount equal to the Tender Consideration is required to be paid by the Company.

Step 4. Adjustment of Creditor Claims after Giving Effect to Tender Offer. After completion of the Tender Offer, the Administrator shall adjust each Senior Unsecured Creditor Pre-Tender Principal Claim and Pre-Tender Interest Claim to reflect the Tender Offer process. For each Senior Unsecured Creditor that participated in the Tender Offer and had all or a portion of its tendered Creditor Pre-Tender Claim accepted (whether voluntarily or involuntarily pursuant to Step 3), such Creditor shall (a) have its Pre-Tender Principal Claim reduced by the principal portion of the Creditor Pre-Tender Claim so tendered and accepted (resulting in the Post-Tender Principal Claim for such Creditor) and (b) have its Pre-Tender Interest Claim reduced by the accrued interest portion of the Creditor Pre-Tender Claim so tendered and accepted (resulting in the Post-Tender Interest Claim for such Creditor).

Step 5.   Allocation of each Creditor s Post-Tender Principal Claim to
Tranches A and B. The Administrator shall multiply each Senior Unsecured Creditor s Post-Tender Principal Claim by 76.99%, in order to determine the aggregate amount of Tranche A and Tranche B Notes (the A/B Amount ) to be allocated to such Senior Unsecured Creditor in accordance with Steps 7 and 8.

Step 6.   Allocation to Tranche C.  The Administrator shall determine each Senior Unsecured Creditor s allocation of Tranche C Notes, by calculating the sum of (a) the difference between such Creditor s Post-Tender Principal Claim and the A/B Amount to be allocated to such Creditor as determined in Step 5 plus (b) such Creditor s Post-Tender Interest Claim.

Step 7.   Allocation to Tranche A.  Each Creditor who wishes to
participate in Tranche A shall do so by submitting to the Administrator a Tranche A Request Form. The Administrator shall accept and allocate participation in Tranche A to each Creditor that submitted a Tranche A Request Form, up to the Tranche A Maximum Amount, in the following order of priority of principal amounts:

         First, to each Senior Unsecured Bank Creditor in respect of its A/B Amount (or portions thereof) which were not submitted pursuant to the Tender Offer;

         Second, to each Senior Unsecured Bond Creditor, pro rata, in respect of its A/B Amount (or portions thereof) which were not submitted pursuant to the Tender Offer; and

         Third, to each Senior Unsecured Bank Creditor and Senior
         Unsecured Bond Creditor, pro rata, in respect of its A/B Amount (or portions thereof) which were submitted but not accepted pursuant to the Tender Offer.

If the aggregate amount of Senior Unsecured Creditor Post-Tender Principal Claims submitted to the Administrator for participation in Tranche A does not exceed the Tranche A Minimum Amount, then each Senior Unsecured Creditor shall be deemed to have submitted an additional Tranche A Request Form for its pro-rata portion (based on Post-Tender Principal Claims) of the Tranche A Allocation Shortfall, and the Administrator shall accept and allocate additional interests in Tranche A accordingly so as to reduce to zero the Tranche A Allocation Shortfall Amount.

Step 8. Tranche B Allocation.  The remaining A/B Amount of each
Senior Unsecured Creditor not allocated to Tranche A in accordance with Step 7 shall be allocated to Tranche B.

Step 9. Tranche C Allocation.  Tranche C shall be allocated to
Tranche C-A and Tranche C-B pro-rata based on such Senior Unsecured Creditor s principal allocation to Tranche A and Tranche B, respectively.

Impact on Tender of the Chapter 11 Case. If a Chapter 11 Plan is required in order to give effect to the Restructuring, the Company shall treat each Senior Unsecured Creditor s cash tender election as a treatment selection within the designated option treatment choices within the Chapter 11 Plan (as opposed to actually accepting and funding the purchase of pre-Restructuring securities at the time of tender).




                                                           Schedule IV


    Affirmative, Negative and Financial Covenants for the New Notes


     Covenants for the A Notes shall be drafted in a manner usual and customary for a private banking transaction, and covenants for the B Notes, C Notes and D Notes shall be drafted in a manner usual and customary for a public bond transaction. Such covenants for the New Notes shall apply to the Company and each member of the Note Guarantor Group and shall include the following:


Affirmative  The following affirmative covenants shall apply to all New Notes, unless otherwise indicated:


Covenants:  Financial reporting.
            All Notes. Company shall deliver quarterly (within 60 days after the end of each quarter) and annual (within 120 days after the end of each year) financial information for the Company and its subsidiaries on a consolidated basis, the Company and the Note Guarantor Group on a partially consolidated basis (as agreed among the Company and the Senior Unsecured Creditors), and the Company on an unconsolidated basis. Annual statements shall be audited. Annual and quarterly statements shall be prepared in constant pesos for the current period and the same period prior year and accompanied by a certificate from the chief financial officer of the Company stating that (i) no Event of Default occurred or exists, and (ii) such financial statements fairly present in all material respects the operations and financial condition of the Company and its subsidiaries on a consolidated basis, the Company and the Note Guarantor Group on a partially consolidated basis (as agreed among the Company and the Senior Unsecured Creditors), and the Company on an unconsolidated basis, as the case may be.

            Additional financial reporting requirements shall include (i) 6K and 20F reporting, (ii) quarterly press releases, and (iii) segment disclosure (volume, net sales, unit prices, unit cost and EBITDA) for Paper, Packaging and Other.

            A Notes Only. Additional financial reporting shall include, without limitation, quarterly and year end reports (i) demonstrating (with appropriate calculations) compliance with all financial covenants, and (ii) containing daily cash balances for the Company and each member of the Note Guarantor Group. Tranche A will also contain customary confidentiality provisions which would cover such information.

            Payment of Material Taxes and Claims. To be determined.
            Continuation of Business; Maintenance of Existence and Material Rights and Privileges. To be determined.
            Compliance with Laws and Material Contractual
            Obligations.  To be determined.
            Maintenance of Material Property and Insurance. To be determined.
            Maintenance of Books and Records.  To be determined.
            Inspection Rights.

            A Notes.  To be determined.

            B Notes.  None.

            C Notes.  None.

            D Notes.  None.

            Notices of Defaults and Other Material Events. Notices of an Event of Default under any of the Note Tranches must be given to the trustee of such Note Tranche and the Trustee of each of the other Note Tranches within 5 Business Days after the occurrence thereof.

            Further Assurances (including with respect to security for after-acquired property). To be determined.

            Subsidiaries.  All subsidiaries of the Note
            Guarantor Group, including any new subsidiaries, shall be joint and several guarantors of the A Notes, B Notes, and C Notes, and shall grant liens upon their fixed assets to secure the A Notes and the B Notes.

            Consultants. Within six months after closing, the Company shall retain a turnaround cash management consultant and an engineering operational consultant, mutually acceptable to the Company, Bank of America, Banamex, JP Morgan Chase and the Steering Group (to the extent each such entity (other than the Company) continues to be a Creditor of the Company).

            Judgment Currency Indemnification. To be determined.
            Payment of Additional Amounts.  To be determined.


  Negative  The following negative covenants shall apply to all
Covenants:  New Notes, unless otherwise indicated:
            Debt Limitation. No debt other than the New Notes and existing Secured Debt, provided that the following carveouts shall apply:

              (i)  Purchase money indebtedness and capital
              leases. For the period from the Closing Date to the second anniversary of the Closing Date, a basket of $20,000,000 in aggregate principal amount outstanding at any time; from the second anniversary of the Closing Date to the fourth anniversary of the Closing Date a basket of $40,000,000 in aggregate principal amount outstanding at any time; and after the fourth anniversary of the Closing Date a basket of $60,000,000 in aggregate principal amount outstanding at any time, provided that at no time shall the aggregate principal amount outstanding of purchase money indebtedness exceed $20,000,000.

	      (ii) Working Capital. A basket of $20,000,000 in aggregate principal amount outstanding at any time (which may be secured by inventory or receivables as set forth below).

              (iii) Acquired Indebtedness.  A basket of
              $10,000,000 in aggregate principal amount outstanding at any time for indebtedness of acquired companies or assets purchased subject to security interests.

              (iv) Refinancings.  Refinancings of existing
              Secured Debt which do not increase the principal amount thereof or increase the collateral in connection therewith; and permitted refinancings of any Tranche of New Notes in amounts which do not exceed the principal amount refinanced, provided that no refinancing (or any replacement thereof) shall contain terms more onerous to the remaining New Notes than the terms of the Tranche being refinanced.

              (v) Intercompany Loans. Loans among the Company and its subsidiaries (including the indebtedness created where a member of the Note Guarantor Group makes a payment under a guaranty of Debt of the Company permitted hereby); provided that such loan is subordinated to the New Notes, the relevant creditor has granted a voting proxy (or endorsements, or such other documentation as shall be acceptable to the Senior Unsecured Creditors and their counsel) to the Collateral Agent for the benefit of the A Notes, B Notes, and C Notes, and in the case of creditors who are Note Guarantors, the promissory Note is pledged to secure the A Notes and B Notes.

              (vi) Statutory bonds; etc. A customary carve-out shall be provided for bonds and letters of credit supporting statutory obligations or judicial actions.

              (vii) Hedging. Indebtedness occurred as a bona fide hedge against interest rate, currency exchange rate or commodity price fluctuations
              (and not for speculative purposes).

              (viii)  Ponderosa.  An unsecured loan from
              AKA/Commerz Bank to Ponderosa of up to $9 million; provided that:

              - the existing secured loan is replaced by such unsecured loan following a sale of the stock of Ponderosa or a sale of substantially all of the assets of Ponderosa constituting the property, plant, and equipment at Chihuahua, Mexico;

              - upon such sale, Ponderosa has no liabilities in connection with the Wood Products Division other than (x) customary indemnification obligations under the documentation relating to the sale of the Wood Products Division (which could not reasonably be expected to have a material adverse effect) and (y) to repay the unsecured loan (subject to the terms of this Term Sheet) and its obligations as a member of the Note Guarantor Group;

              -  the proceeds are deposited with the Collateral
                 Agent as collateral for the A Notes and the B Notes, but subject to withdrawal prior to January 1, 2006 if needed to service such unsecured loan;

             - such unsecured loan is an obligation only of Ponderosa and the Company.

            (ix) Trade Indebtedness (including trade letters of credit). Trade indebtedness (including trade letters of credit) will not be limited so long as it is incurred in the ordinary course and on ordinary terms.

            Negative Pledge. No liens shall exist; provided that the following shall be allowed: (i) existing liens securing existing Secured Debt, (ii) liens securing debt permitted by subclauses (i) through
            (viii) of clause(a) above, (iii) liens arising by operation of law, (iv) liens on cash deposits permitted pursuant to subclause (vi) of clause (a) above, (v) liens securing trade letters of credit and liens in the nature of purchase money liens securing trade indebtedness, and (vi) other customary exceptions to be agreed.

            Restricted Payments. There shall be no dividends, redemptions or like payments (i) from the Company; or (ii) to the Company from the Note Guarantor Group, except for amounts necessary to pay the Note Guarantor Group s portion of certain classes of expenses (including corporate overhead, taxes, regulatory costs, audit fees, etc.) at the Company level. Loans by members of the Note Guarantor Group to the Company may be made in lieu of permitted restricted payments, and shall be limited to permitted restricted payment amounts and Indebtedness of the Company to a member of the Note Guarantor arising in respect of such guarantor s payment under its guaranty of the A Notes, B Notes, or C Notes or any other guaranty of debt allowed under the debt covenant. There shall be no other loans made by any member of the Note Guarantor Group to any entities outside the Note Guarantor Group, or any payments made on any intercompany loans owed by the Company or members of the Note Guarantor Group held by affiliates of the Company outside the Note Guarantor Group, except for payments the entire amount of which are immediately re-lent to the party making such payment or as otherwise specifically agreed in documentation.

            Investments and Acquisitions. To be determined. Transactions with Affiliates. No non-arms-length transactions with affiliates with exceptions for transactions (i) not involving the Company and otherwise wholly within the Note Guarantor Group,
            (ii) involving the Company, so long as the non-arms length benefit flows downstream from the Company to the Note Guarantor Group (and any such non arms length transfer price may not be used as a market price for any determination hereunder), and (iii) as provided in clause (ii) of the Restricted Payments limitation.

            Capital Expenditures.

            A Notes. Limitations on capital expenditures of $12,000,000 annually, with the ability to rollover unused amounts for a maximum of one year (but only after exhaustion of current year amounts).

            B Notes.   Limitations on capital expenditures of
            $24,000,000 annually, with no ability to rollover unused amounts.

            C Notes.  No limitation

            D Notes.  No limitation
            Mergers and Consolidations.  To be determined.
            Sales of Assets.
            Assets other than Stock of Subsidiaries.   None,
            except (i) sales in the ordinary course of business,
            (ii) dispositions of worn out or obsolete equipment,
            (iii) sales of the Company or any Note Guarantor assets the proceeds of which are applied in accordance with Section VI of the Term Sheet, (iv) sales of Company assets the proceeds of which are applied in accordance with Section VI of the Term Sheet, and (v) a $1,000,000 annual basket.

            Subsidiary Stock. None, except sales of stock of non-Note Guarantor Group subsidiaries, all of the proceeds of which are applied in accordance with
            Section VI of the Term Sheet. Sales of stock of any member of the Note Guarantor Group are prohibited.

            No Changes in Lines of Business.  To be determined.
            No Changes in Fiscal Year. A Notes only.
            Restrictions on Prepayment of other Debt

            A Notes. No full or partial optional prepayment of B Notes without equal and ratable prepayment of A Notes. No full or partial optional prepayment of D Notes while A Notes remain outstanding except as permitted pursuant to Section VI of the Term Sheet.

            B Notes. No full or partial optional prepayment of A Notes without equal and ratable prepayment of B Notes. No full or partial optional prepayment of D Notes while B Notes remain outstanding except as permitted pursuant to Section VI of the Term Sheet.

            C Notes. No full or partial optional prepayment of C-A Notes without equal and ratable prepayment of C-B Notes, and vice versa. No full or partial optional prepayment of Notes D while C Notes remain outstanding, except as permitted pursuant to Section VI of the Term Sheet.

            D Notes. No restrictions.

            Intercompany Loans. Loans described in clause (vi) of the Debt Limitation covenant above are permitted. Other intercompany loans are allowed provided they comply with the debt covenant and all other negative covenants.

            Equity Issuances. Equity issuances by the Company or any member of the Note Guarantor Group shall be allowed (x) so long as such issuances are at fair market value, (y) the proceeds from such issuances are applied in accordance with Section VI of the Term Sheet, and (z) with respect to issuances by a member of the Note Guarantor Group, such issuances do not result in a Change of Control.

            Repurchases of New Notes. The Company may purchase A Notes, B Notes, C Notes, and (to the extent purchased in accordance with Section VI of the Term Sheet) D Notes, provided that all such purchased Notes shall be promptly retired or pledged (and if pledged, shall be pledged with an irrevocable voting proxy or such other documentation as shall be acceptable to the Senior Unsecured Creditors and their counsel). New Notes purchased by the Company or any affiliate of the Company shall have no voting rights, whether in bankruptcy, a concurso mercantil, or otherwise. Except as specifically provided elsewhere in this Term Sheet, all offers to purchase New Notes, whether by the Company or an affiliate, shall be made via a pro-rata offer (or pursuant to a tender offer) to all holders, or anonymously in a recognized trading market.




Financial   Financial Covenants.
Covenants:
            A Notes. Financial covenants consisting of (a) debt to EBITDA ratios, (b) interest coverage ratios at levels to be determined based upon 80% of projected
            EBITDA in the revised business plan8 (which shall assume a 2% increase in LIBOR over current business plan and fully drawn debt baskets) for the first four years after the Closing Date, and then 85% of the revised business plan thereafter. 45 day grace period.

            B Notes.  No financial covenants.

            C Notes.  No financial covenants.

            D Notes.  No financial covenants.




_______________________________
1 This amount shall be a percentage based on a fraction, the numerator of which is the aggregate principal amount of A Notes and the denominator or which is the aggregate principal amount of all A Notes and B Notes.

2 Bancomext has cash collateral of $14.1 million.

3 The Company is also contingently liable for a letter of credit issued by Bank of America for $2.5 million at a subsidiary of the Company, Grupo Pipsamex, S.A. de C.V. (Pipsamex). This obligation is being restructured at Pipsamex, and, as such, is not considered to be Unsecured Debt for purposes of the Restructuring.

4 The Company s obligations under this claim are disputed.

5 Bank of America L/C of $2.5 million will be restructured at Pipsamex.

6 The Company s obligations under this claim are disputed.

7 Note that this formulation means that a Senior Unsecured Creditor that tenders at 61 cents could have its tender accepted prior to a creditor who tenders at 60 cents if the amount of debt (including the Creditor Interest Claim, which may vary by Creditor) that would be retired by the tender at 61 cents is at a level that is high enough to make such tender less expensive to the Company.

8 To be delivered by Company.